EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30,
	2017	2016

Earnings from continuing operations before income taxes	$396	$395
Less: Equity earnings	(55)	(44)
Add: Total fixed charges deducted from earnings	214	208
Dividends received from equity investees	31	30

Earnings available for payment of fixed charges	$586	$589

Fixed charges

Interest expense	$211	$204
Portion of operating lease rental deemed to be interest	3	4

Total fixed charges deducted from earnings and fixed charges	$214	$208

Ratio of earnings to fixed charges	2.7	2.8